Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

May 18, 2011

Kevin L. Vaughn
Securities and Exchange Commission
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011 File No. 001-10702

Dear Mr. Vaughn:

I have received a copy of your letter dated May 10, 2011 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2010

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Notes to Consolidated Financial Statements, page F-7

General

SEC REQUEST OR COMMENT NO. 1:

We note your response to prior comment 4. Please revise your future filings to include a disclosure similar to the one provided in your response.

TEREX CORPORATION'S RESPONSE:

Currently, the Company does not believe that Terex Financial Services (“TFS”) represents a significant part of the Company's business activities in terms of revenue, net income, or assets.  The Company continuously monitors its TFS business and will continue to do so in the future.  In its applicable future Form 10-K filings, the Company will provide additional disclosure regarding the activities carried out by TFS and the accounting for TFS receivables at such time as it determines that TFS is significant to the Company's business activities in terms of revenue, net income, or assets.

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex's filings; and (c) Terex may not assert staff

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
May 18, 2011

comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo
Phillip C. Widman

2

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com